Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MSG Entertainment Spinco, Inc.:

We consent to the use of our report dated December 2, 2019, with respect to the combined balance sheets of MSG Entertainment Spinco, Inc. (the entertainment business of The Madison Square Garden Company) as of June 30, 2019 and 2018, the related combined statements of operations, comprehensive income (loss), divisional equity and redeemable noncontrolling interests, and cash flows for each of the years in the three-year period ended June 30, 2019, and the related notes and financial statement schedule II, incorporated by reference herein.

Our report refers to a change in the accounting method for revenue recognition effective July 1, 2018 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

New York, New York

April 16, 2020